

Pernod Ricard

82-3361

December 19th, 2003



03045473

AP/CE/412.2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

SUPPL

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1 page


Pernod Ricard

Pernod Ricard: Interim dividend: € 0.90 per share

Paris, 18 December 2003 - Pernod Ricard's Board of Directors agreed on 18 December 2003 to pay an interim dividend of € 0.90 per share with a € 0.45 tax credit for retail investors.

This interim dividend will be paid on 13 January 2004.

In keeping with Pernod Ricard normal practice, this amount is equivalent to half the dividend paid last year.

Contacts: *Francisco de la Vega – 33 (0) 1 41 00 40 96*
Communications Vice-President

Patrick de Borredon – 33 (0) 1 41 00 41 71
Investor Relations Vice-President



Pernod Ricard

Pernod Ricard : Acompte sur dividende : 0,90 € par action

Paris, le 18 décembre 2003 - Le Conseil d'Administration de Pernod Ricard, réuni le 18 décembre 2003, a décidé le versement d'un acompte sur dividende de 0,90 € par action auquel, pour les personnes physiques, s'ajoute un avoir fiscal de 0,45 €.

Cet acompte sur dividende sera mis en paiement le 13 janvier 2004.

Selon la pratique habituelle de Pernod Ricard, cet acompte correspond à la moitié de la valeur du dividende versé au cours de l'exercice précédent.

Contact:

Francisco de la Vega / Vice President, Communications	Tel: (33 1) 41 00 40 96
Patrick de Borredon / Investor Relations	Tel: (33 1) 41 00 41 71
Barbara M. Burns / New York	Tel: (212) 486 1140



Pernod Ricard

Pernod Ricard Financial Calendar 2004

Paris, December 23, 2003.

Please find below Pernod Ricard's key financial calendar dates.

2003 full year sales figures:	**Thursday 5 February**	**Morning**
2003 financial results:	**Thursday 18 March**	**Morning**
First quarter 2004 sales figures:	**Tuesday 4 May**	**Morning**
Annual Shareholders Meeting:	**Monday 17 May**	**Morning**
Half-year 2004 sales figures:	**Thursday 29 July**	**Morning**
2004 half-year financial results:	**Thursday 23 September**	**Morning**
Q3 2004 sales figures:	**Wednesday 3 November**	**Morning**

Contact:
Francisco de la Vega / Vice President, Communications — Tel: (33 1) 41 00 40 96
Patrick de Borredon / Vice President, Investor Relations — Tel: (33 1) 41 00 41 71
Barbara M. Burns / New York — Tel: (212) 486 1140

For further information on Pernod Ricard, please visit our web site at: www.pernod-ricard.com